

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

August 13, 2018

<u>Via Email</u>
Leah Nivison
Chief Executive Officer
GS Mortgage Securities Corporation II
c/o Wells Fargo Bank, National Association
9062 Old Annapolis Road
Columbia, MD 21045

> **Re:** **GS Mortgage Securities Trust 2015-GC28**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 23, 2018**
> **File No. 333-191331-07**
>
> **GS Mortgage Securities Trust 2015-GC30**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 27, 2018**
> **File No. 333-191331-08**

Dear Ms. Nivison:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Katherine Hsu
>
> Katherine Hsu
> Office Chief
> Office of Structured Finance

cc: Lisa Pauquette, Esq., Cadwalader, Wickersham & Taft LLP